P.E. 1/1/02

02012641



# SECURITIES AND EXCHANGE COMMISSION
# WASHINGTON, DC 20549

# FORM 6-K

1-15228

## REPORT OF FOREIGN PRIVATE ISSUER

## PURSUANT TO RULE 13a-16 OR 15d-16 OF

## THE SECURITIES EXCHANGE ACT OF 1934



For the month of January, 2002.

**CP SHIPS LIMITED**

(Translation of Registrant's Name Into English)

**62-65 Trafalgar Square, London WC2N 5DY, United Kingdom**

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant:
Form S-8 No. 333-13954


Exhibits Index appears on Page 3

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CP SHIPS LIMITED
(Registrant)

Date: January 28, 2002

By: /s/ Ian J. Webber
Name: Ian J. Webber
Title: Chief Financial Officer

## Exhibits Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

**CP SHIPS**

REGIONAL FOCUS • GLOBAL SCALE

# CP SHIPS MEETS EARNINGS EXPECTATIONS

***LONDON, UK*** (25th January 2002) — CP Ships Limited today announced unaudited fourth quarter 2001 operating income of US $35 million before exceptional charges, in line with the previous quarter's $34 million but down from the record $47 million in the fourth quarter 2000. Basic earnings per share were 31 cents and, before goodwill and exceptional charges, were 36 cents. Volume at 468,000 teu was flat compared with both the third quarter 2001 and fourth quarter 2000. However, average freight rates were 6% lower than fourth quarter 2000 and 4% down from the third quarter 2001. Cash from operations before exceptional charges was $44 million in the quarter or 55 cents per share. Net income available to common shareholders for the fourth quarter 2001 was $25 million compared to $40 million in the same period in 2000.

For 2001 as a whole container carryings at 1.84 million teu were slightly higher than 2000, while the average freight rate was up 1%. Operating income for the year was $139 million before exceptional charges compared with $164 million in 2000. Basic earnings per share were 92 cents and before goodwill and exceptional charges were $1.57. Cash from operations before exceptional charges was $188 million or $2.36 per share compared with $174 million or $2.19 per share in 2000. Return on capital employed for the year was 13.1% compared to 21.1% for 2000, well above CP Ships' cost of capital. Net income available to common shareholders for 2001 was $73 million compared to $133 million in 2000.

During 2001 CP Ships achieved annualised cost savings of more than $120 million by replacing chartered ships with owned ships and through charter renewals, organisational changes and other operating efficiencies. These savings were offset by increased costs from new services based on slot charters. The ship fleet was reduced from 84 on 30th September to 78 on 31st December in response to market conditions.

Given increasingly difficult market conditions and compared with expected industry returns, performance in 2001 was strong. Global containership capacity increased by 12% while container trade growth slowed significantly mainly due to the economic recession in the US and slow growth in Europe. Trade conditions continue to deteriorate with low economic growth forecast through at least the first half of the year. CP Ships believes that the downturn will be accentuated by continuing incremental excess capacity from further significant ship deliveries expected throughout 2002 and into 2003. Therefore the seasonally weak first quarter will be poor, and may show a modest loss.

strong market position we will be profitable for the rest of the year, although at a lower level than in 2001. Furthermore we are confident that we will continue to outperform the industry.

**TransAtlantic Market**

Operating income increased by $4 million to $29 million in the fourth quarter compared with the same period in 2000. One-off cost reductions benefited the quarter and offset a 7% fall in volume and reduced freight rates compared to same period in 2000. Volume was up 3% from the third quarter due to seasonally stronger exports from North America, but freight rates fell 3%.

Operating income declined by $10 million to $79 million in 2001. Average freight rates were 3% higher overall than in 2000 but volume was 9% lower due to slower economic growth in North America and Europe, and increased competition in Mediterranean trade lanes.

**Australasian Market**

Fourth quarter operating income improved by $1 million to $7 million compared to the same period in 2000 from reduced costs but was $2 million lower than the third quarter with freight rates down 4% due to increased competition in all trade lanes.

Operating income for 2001 improved by $6 million to $29 million with lower operating costs offsetting weaker volume, which was down 2% due to continuing slower imports into Australasia. Average freight rates for the year were stable.

**Latin American Market**

Operating income in the fourth quarter increased $1 million to $7 million compared with the same period in 2000. Lower operating costs due to the continuing restructuring of services and replacement of chartered ships with owned ships offset lower volume and significant freight rate declines. Weaker imports into Latin America and 5% lower average freight rates led to a decline of $3 million in operating income compared to the third quarter.

Operating income increased more than 50% to $28 million in 2001 due mainly to increased freight rates, which were up 6%. Volume increased 4% on a comparable basis, due to strong exports from Brazil and the commencement of the new service from the Mediterranean to East Coast South America in March.

**Asian Market**

In the fourth quarter, continuing losses in the Asia-Europe services, which started in 2001, led to an overall operating loss of $13 million compared with a profit of $4 million in the same quarter 2000. Average freight rates declined 6% from the third quarter with more stable freight rates in the India services partly mitigating sharper declines in the Asia-Europe services.

The operating loss of $13 million in 2001 compares with a $20 million profit in 2000. Although volume increased more than 50%, operating costs were significantly higher due to the start of the new Asia-Europe services where competition from excess trade lane capacity affected freight rates significantly.

**Other Trades**

Fourth quarter operating income was down $1 million from the same period in 2000 to $5 million. Operating income increased $2 million to $16 million in 2001 with improved results in the North America-South Africa trade lane and breakbulk services, and higher profits from chartering out surplus ships, while income from terminal operations in Montreal was lower due to weaker volume.

**Other Income Statement Items**

Income tax expense was unchanged in 2001 but $2 million higher in the fourth quarter compared with the same period in 2000 due to prior year items. Net interest expense was $4 million up in the fourth quarter compared to the fourth quarter 2000 from increased borrowing.

The previously announced exceptional charge relating to the spin-off from Canadian Pacific and organisation rationalisation has been revised downward by $1 million to $36 million.

**Liquidity and Capital Resources**

Cash from operations before exceptional charges for the fourth quarter at $44 million was down from $56 million in the same period 2000 due to reduced profits. Cash from operations before exceptional charges for the year at $188 million was $14 million higher than 2000 due to improved non-cash working capital movements and higher depreciation charges.

Expenditure on capital assets in the fourth quarter was $47 million including $15 million on stage payments under ship building contracts. For 2001 expenditure on capital assets was $289 million including $192 million for ships

Long term debt of $234 million at 31st December 2001 remained largely unchanged from 30th September but was up $202 million on the prior year, due mainly to investment in ships and the repayment of short term debt to former affiliates. Net debt at 31st December 2001 was $118 million.

CP Ships has $425 million of borrowing facilities in place, of which $160 million was drawn at 31st December 2001.

**Dividend**

CP Ships' Board of Directors has declared a dividend for the fourth quarter 2001 of 4 cents per common share, payable on 22nd February 2002 to shareholders of record on 7th February 2002.

**Annual Report**

CP Ships expects to release its 2001 Annual Report in March 2002.

**QUARTERLY RESULTS 2001 and 2000**
*Unaudited*

| *US$ millions except volume* | Q4 2001 | Q3 2001 | Q2 2001 | Q1 2001 | Q4 2000 | Q3 2000 | Q2 2000 | Q1 2000 |
|---|---|---|---|---|---|---|---|---|
| **Volume (000's TEU)** | | | | | | | | |
| TransAtlantic | 233 | 227 | 245 | 237 | 251 | 258 | 272 | 252 |
| Australasia | 90 | 89 | 89 | 80 | 96 | 91 | 85 | 84 |
| Latin America | 39 | 41 | 41 | 41 | 42 | 43 | 45 | 47 |
| Asia | 94 | 96 | 79 | 62 | 65 | 60 | 50 | 41 |
| Other | 12 | 16 | 14 | 17 | 13 | 12 | 12 | 14 |
| **Total Volume** | **468** | **469** | **468** | **437** | **467** | **464** | **464** | **438** |
| **Revenue** | | | | | | | | |
| TransAtlantic | 334 | 315 | 339 | 335 | 347 | 356 | 364 | 339 |
| Australasia | 140 | 136 | 142 | 131 | 152 | 149 | 139 | 134 |
| Latin America | 59 | 62 | 63 | 60 | 62 | 63 | 58 | 59 |
| Asia | 115 | 124 | 108 | 88 | 100 | 95 | 78 | 64 |
| Other | 21 | 26 | 23 | 25 | 25 | 22 | 19 | 20 |
| **Total Revenue** | **669** | **663** | **675** | **639** | **686** | **685** | **658** | **616** |
| **Expenses** | | | | | | | | |
| TransAtlantic | 305 | 301 | 321 | 317 | 322 | 334 | 335 | 326 |
| Australasia | 133 | 127 | 132 | 128 | 146 | 142 | 133 | 130 |
| Latin America | 52 | 52 | 56 | 56 | 56 | 56 | 55 | 57 |
| Asia | 128 | 126 | 107 | 87 | 96 | 89 | 72 | 60 |
| Other | 16 | 23 | 20 | 20 | 19 | 18 | 18 | 17 |
| **Total Expenses** | **634** | **629** | **636** | **608** | **639** | **639** | **613** | **590** |
| **Operating Income** | | | | | | | | |
| TransAtlantic | 29 | 14 | 18 | 18 | 25 | 22 | 29 | 13 |
| Australasia | 7 | 9 | 10 | 3 | 6 | 7 | 6 | 4 |
| Latin America | 7 | 10 | 7 | 4 | 6 | 7 | 3 | 2 |
| Asia | (13) | (2) | 1 | 1 | 4 | 6 | 6 | 4 |
| Other | 5 | 3 | 3 | 5 | 6 | 4 | 1 | 3 |
| **Total Operating Income before Exceptional Charges** | **35** | **34** | **39** | **31** | **47** | **46** | **45** | **26** |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| **Analysis of Expenses** | | | | | | | | |
| Container shipping operations | 524 | 519 | 524 | 501 | 514 | 529 | 506 | 488 |
| General and administrative | 87 | 91 | 92 | 93 | 103 | 94 | 94 | 90 |
| Depreciation and amortisation | 23 | 19 | 16 | 16 | 22 | 13 | 12 | 13 |
| Other | 0 | 0 | 4 | (2) | 0 | 3 | 1 | (1) |
| **Total Expenses** | **634** | **629** | **636** | **608** | **639** | **639** | **613** | **590** |

**OPERATING DATA**
*Unaudited*

| **EBITDA**[1] *US$ millions* | Q4 2001 | Q3 2001 | Q2 2001 | Q1 2001 | Q4 2000 | Q3 2000 | Q2 2000 | Q1 2000 |
|---|---|---|---|---|---|---|---|---|
| | 58 | 53 | 55 | 47 | 69 | 59 | 57 | 39 |

| **FREIGHT RATES** *Percentage change*[2] | Q4 2001 | Q3 2001 | Q2 2001 | Q1 2001 | Q4 2000 | Q3 2000 | Q2 2000 | Q1 2000 |
|---|---|---|---|---|---|---|---|---|
| TransAtlantic | (3) | (2) | (3) | 4 | 4 | 2 | 3 | 1 |
| Australasia | (4) | (2) | (2) | 6 | (2) | (1) | 2 | 4 |
| Latin America | (5) | (1) | (2) | 2 | 1 | 11 | 5 | 8 |
| Asia | (6) | (8) | | | | | | |
| **Total** | **(4)** | **(1)** | **(1)** | **1** | **2** | **3** | **3** | **1** |

**SHIPS**

Number of ships employed at 31st December 2001 — 78

**CONTAINERS**

Fleet in teu at 31st December 2001 — 345,000

[1] Earnings before interest, taxes, depreciation, amortisation and exceptional charges

[2] Percentage increase (decrease) compared with previous quarter in average freight rates which exclude inland revenue. Asia is excluded prior to Q3 due to the substantial change in the mix of trade lanes during the period. Total is all trade lanes.

## CONSOLIDATED INCOME STATEMENT

*Unaudited*
*US$ millions except per share amounts*

| | Three months to 31st December | | Twelve months to 31st December | |
|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 |
| **Revenues** | 669 | 686 | 2,646 | 2,645 |
| **Expenses** | | | | |
| Container shipping operations | 524 | 514 | 2,068 | 2,037 |
| General and administrative | 87 | 103 | 363 | 381 |
| Depreciation and amortisation | 23 | 22 | 74 | 60 |
| Currency exchange loss | - | - | 2 | 5 |
| Gain on disposal of capital assets | - | - | - | (2) |
| | 634 | 639 | 2,507 | 2,481 |
| **Operating Income before Exceptional Charges** | 35 | 47 | 139 | 164 |
| Spin-off related items (note 3) | - | - | (17) | - |
| Unusual charges (note 3) | 1 | - | (19) | - |
| **Operating Income** | 36 | 47 | 103 | 164 |
| Net interest (expense)/income | (3) | 1 | - | 1 |
| Income tax expense | (4) | (2) | (12) | (12) |
| Minority interest | - | - | 1 | - |
| Goodwill charges, net of tax | (4) | (4) | (16) | (18) |
| **Net Income** | 25 | 42 | 76 | 135 |
| Dividends on preference shares | - | (2) | (3) | (2) |
| **Net Income available to common shareholders** | 25 | 40 | 73 | 133 |
| Number of common shares outstanding (millions) (note 4) | 79.8 | 79.4 | 79.5 | 79.4 |
| Earnings per common share basic (note 4) | $ 0.31 | $ 0.50 | $ 0.92 | $ 1.68 |
| Earnings per common share diluted (note 4) | $ 0.31 | $ 0.50 | $ 0.91 | $ 1.66 |

## CONSOLIDATED RETAINED EARNINGS STATEMENT

*Unaudited*
*US$ millions*

| | Three months to 31st December | | Twelve months to 31st December | |
|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 |
| Balance, beginning of period as previously reported | 372 | 403 | 443 | 310 |
| Merger adjustment (note 1) | - | - | (119) | - |
| Net Income | 25 | 40 | 73 | 133 |
| | 397 | 443 | 397 | 443 |
| Dividend on common shares | (3) | - | (3) | - |
| Balance, 31st December | 394 | 443 | 394 | 443 |

| **CONSOLIDATED CASH FLOW STATEMENT**<br>*Unaudited*<br>*US$ millions* | Three months to 31st December | | Twelve months to 31st December | |
|---|---|---|---|---|
| | 2001 | 2000 | 2001 | 2000 |
| **Operating Activities** | | | | |
| Net income for period | 25 | 42 | 76 | 135 |
| Depreciation and amortisation | 27 | 26 | 90 | 78 |
| Future income tax expense | - | 3 | - | 3 |
| Restructuring and spin-off charge | (1) | - | 36 | - |
| Gain on disposal of capital assets | - | - | - | (2) |
| Other | (2) | (2) | 1 | (3) |
| | 49 | 69 | 203 | 211 |
| Increase in non-cash working capital | (5) | (13) | (15) | (37) |
| Cash from operations before restructuring and spin-off payments | 44 | 56 | 188 | 174 |
| Restructuring and spin-off payments | (16) | - | (18) | - |
| Cash from operations | 28 | 56 | 170 | 174 |
| **Financing Activities** | | | | |
| Return of share capital | - | - | (14) | - |
| Issue of preference shares | - | 116 | - | 116 |
| Redemption of preference shares | - | - | (116) | - |
| Increase in long-term debt | 2 | - | 165 | 2 |
| Repayment of long-term debt | (5) | (4) | (14) | (14) |
| Increase in loans from former affiliates | - | 11 | 88 | 38 |
| Repayment of loans from former affiliates | - | - | (138) | (37) |
| Contributed surplus | - | 117 | 2 | 203 |
| Preference dividend paid | - | (2) | (3) | (2) |
| | (3) | 238 | (30) | 306 |
| **Investing Activities** | | | | |
| Additions to capital assets | (47) | (227) | (289) | (307) |
| Deposits on used ships to be purchased | - | 11 | - | (5) |
| Acquisitions of businesses | - | (4) | - | (61) |
| Proceeds from disposals of capital assets | 8 | 61 | 15 | 70 |
| Proceeds from disposal of investments | 12 | - | 12 | - |
| Increase in loans to former affiliates | - | (116) | - | (116) |
| Repayment of loan to former affiliate | - | - | 116 | - |
| | (27) | (275) | (146) | (419) |
| **Cash Position*** | | | | |
| Increase/(decrease) in cash and cash equivalents | (2) | 19 | (6) | 61 |
| Cash at beginning of period | 118 | 103 | 122 | 61 |
| Cash at end of period | 116 | 122 | 116 | 122 |

* Cash and cash equivalents comprises cash and temporary investments

**CONSOLIDATED BALANCE SHEET**
*Unaudited*
*US$ millions*

| | 31st December 2001 | 31st December 2000 |
|---|---|---|
| **ASSETS** | | |
| Current assets | | |
| Cash and cash equivalents | 116 | 122 |
| Accounts receivable | 366 | 392 |
| Prepaid expenses | 38 | 32 |
| Loan to former affiliate due within one year | - | 116 |
| Inventory | 12 | 14 |
| | 532 | 676 |
| Capital assets, at cost | 1,056 | 744 |
| Less accumulated depreciation and amortisation | (261) | (208) |
| | 795 | 536 |
| Deferred charges | 14 | - |
| Deposits for used ship purchases | - | 5 |
| Goodwill | 510 | 531 |
| | 1,851 | 1,748 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Current liabilities | | |
| Accounts payable and accrued liabilities | 501 | 497 |
| Due to former affiliated companies | - | 15 |
| Loans from former affiliates due within one year | - | 86 |
| Long-term debt due within one year | 15 | 11 |
| | 516 | 609 |
| Long-term debt | 219 | 21 |
| Future income taxes | 8 | 10 |
| Minority interests | 8 | 9 |
| | 235 | 40 |
| Shareholders' equity | | |
| Common share capital | 716 | 63 |
| Preference share capital | - | 116 |
| Contributed surplus | - | 485 |
| Retained earnings | 394 | 443 |
| Cumulative foreign currency adjustments | (10) | (8) |
| | 1,100 | 1,099 |
| | 1,851 | 1,748 |

| SEGMENTED INFORMATION<br>*Unaudited*<br>*US$ millions except volume* | Three months to 31st December 2001 | 2000 | Twelve months to 31st December 2001 | 2000 |
|---|---|---|---|---|
| **Volume (000's TEU)** | | | | |
| TransAtlantic | 233 | 251 | 942 | 1,034 |
| Australasia | 90 | 96 | 348 | 357 |
| Latin America | 39 | 42 | 162 | 177 |
| Asia | 94 | 65 | 331 | 215 |
| Other | 12 | 13 | 59 | 50 |
| **Total Volume** | 468 | 467 | 1,842 | 1,833 |
| **Revenue** | | | | |
| TransAtlantic | 334 | 347 | 1,323 | 1,406 |
| Australasia | 140 | 152 | 549 | 574 |
| Latin America | 59 | 62 | 244 | 242 |
| Asia | 115 | 100 | 435 | 337 |
| Other | 21 | 25 | 95 | 86 |
| **Total Revenue** | 669 | 686 | 2,646 | 2,645 |
| **Expenses** | | | | |
| TransAtlantic | 305 | 322 | 1,244 | 1,317 |
| Australasia | 133 | 146 | 520 | 551 |
| Latin America | 52 | 56 | 216 | 224 |
| Asia | 128 | 96 | 448 | 317 |
| Other | 16 | 19 | 79 | 72 |
| **Total Expenses** | 634 | 639 | 2,507 | 2,481 |
| **Operating Income** | | | | |
| TransAtlantic | 29 | 25 | 79 | 89 |
| Australasia | 7 | 6 | 29 | 23 |
| Latin America | 7 | 6 | 28 | 18 |
| Asia | (13) | 4 | (13) | 20 |
| Other | 5 | 6 | 16 | 14 |
| **Operating Income before Exceptional Charges** | 35 | 47 | 139 | 164 |

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
*Unaudited*
*US$ millions*

## 1. REORGANISATION

Prior to 1st October 2001 CP Ships Holdings Inc ("CPSHI") was the wholly owned holding company of Canadian Pacific Limited's ("CPL") container shipping interests. On 1st October 2001 as part of a Plan of Arrangement, CPL distributed its interests in CPSHI to a newly created subsidiary company, CP Ships Limited ("CP Ships"). CPL then distributed its investment in CP Ships to its common shareholders. As both CPSHI and CP Ships were under the control of CPL at the time, the transactions have been accounted for in a manner similar to a pooling-of-interests and the historical financial information of CPSHI becomes the historical financial information of the now publicly held CP Ships.

On 1st October 2001 the issued and outstanding common shares of CP Ships were consolidated on a one new common share for four old CPL common shares. All share numbers reflect the effect of the share consolidation applied retroactively.

Prior to the reorganisation, CP Ships paid a return of capital to CPL of $ 14 million and issued shares to CPL valued at $181 million as consideration for the transfer of shipping related affiliates and other assets from CPL to CP Ships.

As a result of the merger of shipping related affiliates of CPL with CP Ships as part of the CPL corporate reorganisation there was a merger adjustment to reduce retained earnings by $119 million.

## 2. ACCOUNTING POLICIES

These consolidated financial statements have been prepared using accounting policies that are consistent with the policies used in preparing 2000 annual consolidated financial statements and should be read in conjunction with the annual financial statements contained in the CPL Arrangement Circular dated 3rd August 2001.

## 3. EXCEPTIONAL CHARGES

Exceptional charges incurred in the year ended 31st December 2001:

a) Spin-off related items of $17 million for professional fees and other expenses associated with the company's demerger from CPL including $10 million for the cost of converting a cash based long term incentive compensation plan into restricted stock awards.
b) Unusual charges of $19 million for the restructuring of organisation and offices mainly in Europe and North America.

## 4. EARNINGS PER SHARE

In calculating diluted earnings per share, the numerator remains unchanged from the basic earnings per share calculation as the assumed exercise of CP Ships stock options does not result in an adjustment to income under the treasury stock method. The reconciliation of the denominator used in calculating diluted earnings per share is as follows:

| | Three months to 31st December 2001 | Three months to 31st December 2000 | Twelve months to 31st December 2001 | Twelve months to 31st December 2000 |
|---|---|---|---|---|
| Weighted average number of common shares outstanding | | | | |
| - basic earnings per share | 79.8 | 79.4 | 79.5 | 79.4 |
| Effect of diluted securities - stock options | 0.7 | 0.7 | 0.6 | 0.6 |
| Weighted average number of common shares outstanding | | | | |
| - diluted earnings per share | 80.5 | 80.1 | 80.1 | 80.0 |

The dilutive effect of outstanding stock options in the periods ended 31st December 2000 has been calculated as if the stock options existing at 31st December 2001 had been in place.

*-ends-*

***About CP Ships:*** One of the world's top ten container shipping companies, CP Ships provides international transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates in 24 trade lanes, most of which are served by two or more of its six readily recognised brand names: ANZDL, Canada Maritime, Cast, Contship Containerlines, Lykes Lines and TMM Lines. Their combined fleet of nearly 80 ships carries nearly 2 million teu per year. Within the majority of its core trade lanes, CP Ships is the number one carrier. More than 80% of its activity is North American exports or imports. Since 1996 its revenue has grown at a compound annual rate of 28%.CP Ships is traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol TEU. For further information, visit the CP Ships website (www.cpships.com).

***Contacts:***

Investors
Jeremy Lee, VP Investor Relations
Telephone: + 1 514 934 5254

Media
Elizabeth Canna, Director Corporate Communications
Telephone: +41 79 691 3764
or
Ian Matheson, Impress Communications
Telephone: +44 (0)1689 860 660